June 18, 2004

Mail Stop 0408

By U.S. Mail and Facsimile to (212) 354-8113

Howard M. Kleinman, Esq.
White & Case
1155 Avenue of the Americas
New York, New York 10036

Re:	Corpbanca
	Form F-4 confidentially submitted on May 19, 2004

Dear Mr. Kleinman:

We have reviewed Corpbanca`s registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4

Cover Page

1. Please tell us supplementally when you expect to apply for listing on the New York Stock Exchange.

Exchange Offer Summary - page 1

2. As you are aware, Rule 14e-1(a) mandates that a tender offer be open for at least twenty business days. The term "business day" is defined in Rule 14d-1(g)(3) as "a time period from 12:01 a.m. through 12:00 midnight Eastern time. Since your offer is scheduled to expire at 5:00 p.m. on an unspecified date, it must be open for at least twenty-one business days. Please confirm your understanding supplementally.

3. Please revise to briefly state the bases of your beliefs discussed under "Resales" and "Tax Treatment" on page 2.

4. Your statement under "Termination; Amendment" that you "reserve the right to terminate the exchange offer at any time" implies that you may do so for any reason or no reason. Please revise to clarify that the offer may be terminated only if one of the listed offer conditions is not satisfied or is "triggered."

The Exchange Offer - page 4

Terms of the Exchange Offer - page 4

5. We are confused by your reference to Rule 13e-4 at the top of page
5. Our understanding is that this offer is not subject to that Rule. If it is, your exclusion from participation in this offer of ADS sold under Regulation S contravenes the provisions of Rule 13e-4(f)(8). Please revise or advise.

Conditions - page 7

6. Refer to the first paragraph in this section. The use of the phrase "but not limited to" there implies that the listed offer conditions are not the only ones to which this exchange offer is subject. Please revise to specifically describe each offer condition with particularity.

7. All offer conditions except regulatory or governmental approvals necessary for consummation of this offer must be satisfied or waived as of the expiration date of the offer. As currently presented, it is not clear that your offer conditions will be judged as of expiration. Please revise.

8. While you may permissibly condition your exchange offer on any number of conditions, they should be described in reasonable detail in the offering materials, and must be objectively verifiable and outside of your control. We are concerned that your offer conditions are so broadly and vaguely drafted so as to render it impossible for a shareholder to determine whether a given condition has been "triggered." For example, your reference to "any change or development involving a prospective change" which "has or may have a material adverse effect on the exchange offer" is not limited to an actual material adverse change. Please revise this section generally to better describe the offer conditions, quantifying where possible.

Where You Can Find More Information - page 13

9. Please disclose that reports filed with the Commission will be available on EDGAR.

10. Your reference to Schedule TO here is confusing, given that it does not appear that this offer is subject to Rule 13e-4 or Regulation 14D. Please revise or advise.

Form 20-F

Cautionary Language Regarding Forward-looking Statements - page 2

11. We note your references to the Private Securities Litigation Reform Act. Please delete all reference to this safe harbor. It is inapplicable in this context, because Corpbanca is not currently a reporting company and because the protection for forward looking statements does not extend to statements made in connection with a tender offer. See Section 21E(a)(1) and (b)(2)(C) of the 1934 Securities Exchange Act.

Part I

Item 3. Key Information - page 6

Presentation of Financial and Other Information - page 6

12. Please revise to include additional disclosure that will enable the reader to understand the typical terms of each of your major types of loans, such as when payments are due and length of loans.

Selected Financial Data - page 8

13. Please revise to include dividend payout ratio in your table on page 10 that includes selected consolidated ratios. Refer to Item VI of Industry Guide III.

14. Please provide a five-year summary of dividends per share paid by you, stated in both the currency in which your financial statements are denominated and United States currency based on the exchange rates at each respective payment date. Refer to Item 3.A. of Form
15. 20-F.  We note the disclosure on page 118.

16. We note that while your net income under Chilean GAAP increased significantly between 2002 and 2003, your net income under U.S. GAAP decreased significantly. It appears that this is the result of your derivative financial instruments. Please revise to disclose, where appropriate, why the derivative financial instruments caused a significant difference between U.S. and Chilean GAAP results of operations.
17.
Risk Factors - page 11

The growth of our loan portfolio... - page 11

18. Please clarify why there is a material risk that an increase in your loan portfolio may result in a higher rate of exposure to loan losses.

Risks relating to Chile - page 13

19. Please advise us whether or not you considered including a risk factor discussing the state of unemployment in Chile.

The significant share ownership... - page 16

20. Please clarify what is meant by "actions by our principal shareholder..."

Selected Statistical Information - page 36

21. While we do not wish to rat on your proofreader, you may wish to check the first sentence of the third paragraph on page 37 for a typographical error.

Loan Portfolio - page 45

22. Please discuss the individual risks that attach to each type of loan and the risks relative to other types of lending, as well as the steps you take to reduce these risks, including, for example, limits on lending to one borrower.

Item 4. Information on the Company

Analysis of Our Loan Classification - page 54

23. Please supplementally tell us what the term "evaluated" means in regards to your analysis of loan classification. Tell us how you determine which loans are evaluated each year. For example, do you cycle to cover your whole portfolio during a certain time period, or randomly select loans to review?

Allowances for Loan Loss - page 57

24. You state that individual allowances are maintained equal to 100% of the unsecured past due portion of loans if all past due amounts in the aggregate exceed the global loan allowance. This does not appear consistent with the provisions of SFAS 114. Please revise to include a reconciling item under Note 27 - Differences between Chilean and U.S. GAAP.

Analysis of Substandard Loans and Amounts Past Due- page 61

25. Revise to disclose separately the amount of non-accrual, past due and restructured interest that would have been earned. Present domestic and foreign separately. Refer to Item III C.1. of Industry Guide 3.


Analysis of Allowances for Loan Losses - page 63

26. Revise to include a description your charge-off policies under both Chilean and U.S. GAAP.

27. Revise tables to disclose amounts of foreign loans charged off or recovered during each period presented, if any. Refer to Item IV A of Industry Guide 3.

Allocation of Allowance for Loan Losses - page 63

28. Expand this section to disclose the amount of allowance allocated to leasing and foreign loans for all periods presented. Refer to Item IV B of Industry Guide 3.
29.
Composition of Deposits and Other Commitments - page 64

30. Please disclose separately the aggregate amount of deposits by foreign depositors in domestic offices, if material. Identification of the nationality of the depositors is not required. Refer to Item V C of Industry Guide 3.

Item 5. Operating and Financial Review and Prospectus

Critical Accounting Policies

Allowance for Loan Loss - page 71

31. Please expand your discussion of the impact of estimates in your allowance. In addition, please include the impact proper classification of loans has on your allowance.

Fair Value of Securities and Derivatives - page 72

32. Please include discussion on sensitivity of investment securities.

Developments in Chilean and U.S. GAAP - page 74

33. To the extent that you know certain entities will be treated differently under the provisions of FIN 46R, please include discussion on any consolidation or deconsolidation that may result.

Liquidity and Capital Resources - page 85

34. Please revise to identify any known trends or any known demands, commitments, events, or uncertainties such as material capital expenditures, that will result in or that are reasonably likely to result material changes in your liquidity and capital positions. For example, we note that your growth strategy includes a plan to open an additional 13 branches by 2006. Include discussion on how these plans will affect your liquidity and capital in the next twelve months. Refer to Item 303 (1) and (2) of Regulation S-K.

35. You disclose on page 86 that 97% of all time deposits had maturities of one year or less. Please expand your disclosures to address the uncertainties of rolling over your deposits and how you plan to deal with additional requirements for replacement funding if needed. See Item 303(a) and (b) of Regulation S-K.

36. Please revise to discuss why you have negative gaps and how you manage them. It appears that you have a negative gap in every category that is less than a year with the exception of the 91-180 day category.

37. Trend Information - page 91

38. We note your disclosure regarding the lowering of the benchmark interest rate. Have you considered including a discussion of the risks mentioned here in the risk factor section?

Item 6. Directors, Senior Management and Employees

Directors and Senior Management - page 93

39. Please clarify what is meant by the term "entrepreneur" as used here.

Share Ownership - page 98

40. Please provide a total of the number of shares beneficially owned by Alvaro Saieh Bendeck.

Item 7. Major Shareholders and Related Party Transactions - page 98

41. Item 7 of Form 20F requests that, if practicable, you should indicate what portion of your outstanding securities is held in the United States and the number of record holders thereof in the United States. Although you discuss the dissolution of some U.S. ownership in your shares on page 99, you do not indicate whether any of your shares are currently held in the U.S. and how many, if any, record holders you have in the U.S. Please provide that information here.

Item 9. Offer and Listing Details - page 101

42. In addition to the information in the table on page 103 listing the highest and lowest closing prices for your ordinary shares over the past several quarters, please also provide the average daily trading volume for your stock on the Santiago Stock Exchange for each of the quarters listed.


Item 10. Additional Information

Exchange Controls - page 111

43. We note that in your risk factor discussion on pages 15-16 concerning exchange, foreign investment and repatriation controls in Chile, you mention that investors are required to provide the Central Bank with information related to equity investments and conduct operations within the Mercado Cambiario Formal. Please provide a full discussion of these requirements.

Item 12. Description of Securities other than Equity Securities

Voting Rights - page 126

44. It appears that the last sentence in the first paragraph should read, "However, you may not know..." Please correct, as appropriate.

Part III

Item 18. Financial Statements

Consolidated Statements of Cash Flows - page F-6

45. The statements` print appears to be smaller than the font size limits contemplated by the Exchange Act. Please refer to Rule 12b-12(b) of the Securities Exchange Act. The staff may have further comment once you file an amendment where this information is supplied in an appropriate font size.

Note 1 - Summary of Significant Accounting Policies - page F-8

46. Please include your revenue recognition policies for non-interest revenues earned, such as commissions and fees. We note that a material amount of your income is derived from non-interest activities, yet there is no discussion on your policies for these revenues in your summary of significant accounting policies. In addition, include any differences between Chilean GAAP and U.S. GAAP revenue recognition in Note 27.

Note 4- Financial Investments - page F-15

47. If you hold securities of one issuer where the aggregate book value exceeds 10% of stockholders` equity as of the end of the latest reported period, disclose the name of the issuer, the aggregate book value and aggregate market value of the securities. Refer to Item II
C. of Industry Guide 3.



Note 11 - Interest Bearing Liabilities and Other Interest Bearing
Liabilities

Mortgage finance bonds - page F-22

48. We note that you have mortgage financing bonds that are used to finance the granting of mortgage loans. Please revise to separately disclose the investments in the mortgage loans granted if they are held for future sale. If they are held for sale, please also disclose how you account for gains on loans sold.

49. Please disclose if there are any pledged assets as required by
Article 4-08 of Regulation S-X.

50. Please explain to us why you have not included a reclassification in Note 26 as U.S. GAAP appears to differ from Chilean GAAP.

Note 17 - Non Operating Income and Expenses - page F-30

51. You disclose MCh$1,050 was amortized relating to the amortization of goodwill arising on acquisition of Financiera Condell S.A..
However, on page 79 in your discussion of other income and expense, you disclose that goodwill arising from your acquisition of the Company had been fully amortized by the end of 2002. Please revise to remove this inconsistency or advise.

Note 26 - Income Statements, Balance Sheets and Statements of Cash Flows (SEC Format)

Accrued Interest and indexation adjustments - page F-38

52. Please supplementally tell us why you are not able to obtain the accrued interest and indexation adjustments that should be presented separately for U.S. GAAP purposes.

53. Note 27 - Differences Between Chilean and U.S. GAAP - page F-42

54. Explain the extent to which you are netting any Chilean GAAP to U.S. GAAP difference that is not separately included in the U.S. GAAP reconciliation.

55. For each of the differences you identified as being insignificant and not requiring a reconciling item for U.S. GAAP, please supplementally quantify and explain to us how you determined each to be insignificant.

56. Please revise to describe all differences in accounting principles between Chilean and U.S. GAAP, including those that were described in your reclassification section in Note 26. In addition, it appears to us that several of the items included in your additional disclosures section beginning on page F-48 should be included in the first section of this note. For example, your policy for interest recognition on non-accrual loans appears to have significant differences between Chilean and U.S. GAAP.

Derivative financial instruments - page F-45

57. Please expand this note to disclose the objectives, strategies and risk management policies for your derivative instruments.

Earnings Per Share - page F-48

58. Please disclose the denomination for the earnings per share in the table.

Income Taxes -page F-48

59. Please supplementally tell us what other taxes (expense) under Chilean GAAP includes.

60. Please revise to disclose the effective tax rate percentage in second table on page F-49.

Allowance for loan losses - page F-50

61. Please revise table on F-50 to indicate which denomination amounts disclosed are in.

Charge-offs and recoveries of loans previously charged-off - page F-51

62. You disclose that your Chilean GAAP charge-off policies are substantially the same as those required under U.S. GAAP, but your policies state that you do not charge-off until you have lost hope of any collection. Please supplementally tell us how you determined that these policies are not significantly different.

63. Please revise to address the differences between Chilean GAAP and U.S. GAAP with respect to recoveries of loans previously charged off.

64. Please revise to disclose recoveries of amounts previously charged off under U.S. GAAP.

Contingent Loans

65. Please disclose how you treated contingent loans and their related loss allowances in your U.S. GAAP reconciliation.

Segment information - page F-54

66. Please supplementally tell us why the provision for loan losses is not included in the gross operational margin section.




Recent Accounting Pronouncements - page 56

67. Please revise to state whether Circular No. 3,189 will result in a material difference in the determination of the allowance for loan loss between U.S. and Chilean GAAP .

Item 19. Exhibits

68. We note that the exhibits listed in Item 21 were not included in the copies of the registration statement submitted. When they are submitted, we may have further comment.

69. We note that the list of exhibits under Item 19 does not match the list provided under Item 21. Please revise.

Auditor`s Consent

70. Please include an auditor`s consent in the pre-effective amendment.


*      *      *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Heather Schimkaitis, Staff Accountant, at (202) 824-5342 or Donald Walker, Senior Assistant Chief Accountant, (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at
(202) 942-2932 or me at (202) 942-1779 with any other questions.

						Sincerely,



						William Friar
						Senior Financial Analyst


Corpbanca
Page 10